Jason R. Norton	Facsimile:
(212) 446-4793	(212) 446-6460
August 2, 2006
BY HAND AND VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Joshua Ravitz
Jeffrey Jaramillo
Max A. Webb

	Re:	Network Communications, Inc.
Form S-4 File No. 333-134701
Ladies and Gentlemen:
     On behalf of Network Communications, Inc., a Georgia corporation (the “Company”), enclosed are copies of Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes to the Registration Statement filed with the Commission on July 12, 2006. The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 27, 2006 (the “Comment Letter”). The Registration Statement also reflects other changes that are intended to update, clarify and render more complete the information contained therein.
     Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined herein have the meanings given in the Registration Statement. All references to page numbers and captions in the Company’s responses to the Staff’s comments correspond to the page numbers and captions in the preliminary prospectus included in Amendment No. 2.
London                                Los Angeles                                New York                                San Francisco                               Washington, D.C.

Securities and Exchange Commission
August 2, 2006

Recent Acquisitions and New Products, page 5
1.	To avoid repetitive disclosure, please merge this section with the last paragraph on page 2, which appears to describe these recent acquisitions, or advise.

In response to the Staff’s comment, the Company has removed the recent acquisitions and new products disclosure to avoid the redundancy.
Ranking, page 9
2.	We note your response to comment 13 from our letter of June 29, 2006. Please revise your disclosure here so that it reflects the disclosure at the bottom of page 15 that “[t]he Notes will be effectively subordinated in right of payment to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness.”

In response to the Staff’s comment, the Company has modified the disclosure on page 9 to reflect that the Notes will be effectively subordinated in right of payment to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness.
Online Complementary Services, page 59
3.	Please revise the second sentence of the second paragraph of this section to clarify whether the “significant long-term relationships” are contractual. If they are, please file the contracts.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 to indicate the nature of our relationships with our online partners. The Company has removed the description related to “significant long-term relationships.” Supplementally, for the benefit of the Staff, the Company has recently entered into these agreements with its online partners and these relationships are relatively new. The contributions to the revenue pool from such partners have not yet achieved significant levels. We do not believe that any individual contract with any of our online partners is material. The terms of each relationship vary and removing the description as noted above removes the potential for misinterpreting similarities within this group. Accordingly, we do not believe that it is necessary to file the related contracts.

Securities and Exchange Commission
August 2, 2006

4.	Please revise the final paragraph of this section to clarify how many online partners share the revenue with you and file the agreements. Revise the last sentence, if true, to clarify that none of the content providers who display your material without any monetary consideration are exclusive; that is to say, that they display that of other persons in your industry as well.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 to clarify the exclusivity of our online relationships. The Company has also revised the final paragraph on page 60 to clarify the revenue sharing relationship with its online partners. The related agreements will not be filed as they are not individually deemed to be material due to size of the revenue share and varying length of such contracts.
Directors and Executive Officers, page 66
5.	We reissue comment 43 from our letter of June 29, 2006, in part. While we note your disclosure regarding Scott Dixon and Edward Barnes in response to our comment, similar disclosure problems exist with regard to Marcia Bollinger, Stuart Christian, Glenn Goad, and Clayton M. Albertson. In each case, please indicate the person’s principal occupation at his or her place of employment for the last five years.

In response to the Staff’s comment, the Company has modified the disclosure on page 67 related to our directors and executives to indicate their respective occupations and places of employment for the last five years.
Employment Agreements, page 68
6.	We note your response to comment 46 from our letter of June 29, 2006. Please explain the reason why the details of the stock purchase opportunities disclosed on pages 69 and 70 have yet to be finalized after more than a year since the date of the related employment agreements. In addition, disclose the number of shares equal to the pool of 7.5% and 2.5% of fully-diluted GMHC Class A Common Stock available to management and the strike price of each stock purchase opportunity; if these terms are not final, please so state. Also, please indicate whether the purchase prices for the Class A common stock will be equal to the fair value of the shares. We may have further comment upon receipt of your response.

In response to the Staff’s comment, the Company has modified the disclosure on pages 69 and 70 to provide expected details of the stock purchase opportunities.

Securities and Exchange Commission
August 2, 2006

The Company has disclosed the number of shares equal to the pool of fully-diluted GMHC Class A common stock available to management. We expect that the purchase price for the Class A common stock will be equal to the fair value of the shares.

Supplementally for the information of the Staff, our equity sponsor has long-term plans for its investment in NCI. Therefore, finalizing the plan has not been a top priority. This fact has been well communicated between our officers and CVC. Recently, outside legal counsel have been engaged to formalize the details of the plan.
Consolidated Financial Statements
Consolidated Statement of Cash Flows, page F-7
7.	We note from your disclosure under the heading “Non-cash investing and financing activities” your disclosure for non-cash transaction associated with “Acquisition of businesses.” These amounts for all periods presented equal the amounts of cash used in investing for “Acquisition of businesses.” Please clearly explain why you have included each business acquisition as both a non-cash transaction and a cash transaction or revise accordingly.

In response to the Staff’s comment, the Company has revised the presentation of the acquisition of businesses to reflect this activity as a supplemental disclosure.
Note 1. Organization and Basis of Presentation, page F-9
8.	We note your response to comments 52 and 53 from our letter of June 29, 2006. Additionally, please revise to disclose the payment method used by GMHC in order to acquired GMH and NCI. Specifically, break down the purchase price of $390.6 million between cash, stock and debt offered to the previous stockholders of GMH for consideration of the acquisition of GMH and NCI on January 7, 2005. We also note from your “Business” section on page 50 that NCI was acquired by CVC on January 7, 2005 in a stock transaction. This disclosure conflicts with the statement in Note 1 on page F-9 where you state that GMHC was incorporated to acquire the outstanding stock of GMH and all of its wholly-owned subsidiaries and that on January 7, 2005 the majority of GMHC stock was acquired by CVC for consideration of $383.9 million in cash, which gave CVC 88% ownership of GMHC’s outstanding capital stock. Please review or advise.

Securities and Exchange Commission
August 2, 2006

In response to the Staff’s comment, the Company has revised the disclosure on pages F-9 and F-10 to reflect the sources of cash used to fund the NCI acquisition. The Company has also added a table to page 36 to clarify its corporate structure. Additionally, the Company has updated the disclosure on page 50 to be consistent with the disclosure on pages F-9 and F-10.
9.	We note from your revised disclosure that the difference between the previously disclosed net purchase price of $243,224,389 and the revised purchase price of $390,599,389 relates to the long-term liabilities of $147,375,000, which based on your statement of cash flows on page F-8 was settled during the successor period from January 7, 2005 to March 27, 2005. In this regard, if the long-term liabilities of $147,375,000 were assumed by GMHC as part of the GMH and NCI acquisition on January 7, 2005, we would expect this amount to be a component of your allocation of the purchase price for NCI. Currently you disclose that the purchase price of $383.9 million, plus $6.7 million of transaction costs or $390.6 million. If the $390.6 million includes the amount paid for settlement of the $147,375,000 of long-term liabilities, please clearly state so in your disclosure. If the $147,375,000 of long-term liabilities were settled prior to the NCI acquisition and not assumed by GMHC, please revise your financial statements accordingly.

In response to the Staff’s comment, the Company has modified the disclosure on page F-11 to reflect the settlement of the $147,375,000 of debt in conjunction with the closing of the January 7, 2005 acquisition. The purchase price allocation table has also been updated to include the settlement of the debt.
10.	We note your response to comment 54 from our letter of June 29, 2006, but do not feel that your response has adequately addressed this comment. Please disclose CVC’s and GMHC’s primary business reasons for the acquisition of NCI, including a description of the factors that contributed to CVC and GMHC paying a premium that significantly exceeded the fair value of the assets and liabilities acquired in the NCI acquisition that resulted in recognition of goodwill. Refer to the requirements of paragraph 51(b) of SFAS No. 141.

In response to the Staff’s comment, the Company has added disclosure on pages F-9 and F-10 to address the primary business reasons for the acquisition of NCI and a description of factors that contributed to the purchase price paid by CVC.

Securities and Exchange Commission
August 2, 2006

Note 11. Stockholder’s Equity, page F-30
11.	We note your response to comment 63 from our letter of June 29, 2006. As previously requested, please enhance your disclosure to explain in detail the nature of your “refinancing” transaction reflected in your consolidated statement of stockholder’s equity for the period ended January 6, 2006. As part of your revised disclosure, please clearly label the payment as a “dividend.” Also, we do not agree with your conclusion that your statement of stockholder’s equity for the period ended January 6, 2005 does not require revision. Accordingly, please revise the consolidated statement of stockholder’s equity for the period ended January 6, 2005 to include the $5,231,243 cash dividend paid to the preferred equity holders.

In response to the Staff’s comment, the Company has revised the consolidated statement of stockholder’s equity to reflect the additional $5,231,243 cash dividend paid to our parent company. We have identified the applicable changes as restated within the consolidated statement of stockholder’s equity. Please see Note 2 to the consolidated financial statements for further detail of the restatement.

Additionally, the Company has added disclosure to Note 12 to provide more insight into the details of the June 24, 2004 refinancing.

Securities and Exchange Commission
August 2, 2006

     If you have any questions regarding the foregoing or the Registration Statement, please contact Jason R. Norton at (212) 446-4793 or Joshua N. Korff at (212) 446-4943.

Very truly yours,
/s/ Kirkland & Ellis LLP

KIRKLAND & ELLIS LLP On behalf of the Registrant

Enclosures

cc:	Daniel McCarthy
Joshua N. Korff, Esq.